UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

20 October 2020

News Release

UBS publishes agenda for Extraordinary General Meeting on 19 November 2020

UBS Board of Directors proposes payment of second tranche of 2019 dividend of USD 0.365 per share

Zurich, 20 October 2020 – The second instalment of the 2019 dividend is to be paid to UBS Group AG shareholders on 27 November 2020, subject to shareholder approval at an Extraordinary General Meeting (EGM) on 19 November 2020. This follows the decision at the 29 April 2020 Annual General Meeting (AGM) to split the distribution of the 2019 dividend into two equal instalments of USD 0.365 per share, consistent with a request by FINMA to Swiss banks in light of the uncertainty caused by COVID-19.

The first distribution of USD 0.365 per share was made on 7 May 2020. The second distribution of USD 0.365 per share will be paid out of the special dividend reserve established for this purpose at the 2020 AGM. 50% of this second distribution will be paid out of the capital contribution reserves and 50% will be paid out of retained earnings (same as with the first distribution in May 2020).

Similar to this year’s AGM, personal attendance of shareholders at the EGM will not be possible due to the ongoing pandemic. UBS asks its shareholders to exercise their voting rights through the independent proxy by 16 November 2020. The result of the vote will be shared via a news release and at www.ubs.com/egm.

Shareholders can access the EGM agenda and related information at www.ubs.com/egm.

UBS Group AG

Investor contact

Switzerland:   +41-44-234 41 00

Media contact

Switzerland:   +41-44-234 85 00

UK:                +44-207-567 47 14

Americas:       +1-212-882 58 58

APAC:           +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 20 October 2020                                                                                                                                   Page 1 of 1

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Kelsang Tsün ____________

Name:  Kelsang Tsün

Title:    Executive Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ Kelsang Tsün ____________

Name:  Kelsang Tsün

Title:    Executive Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 21, 2020